Jayud Global Logistics Limited

Building 3, No. 7 Gangqiao Road, Li Lang Community

Nanwan Street, Longgang District

Shenzhen, China

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Purcell

July 1, 2024

Re:	Jayud Global Logistics Limited
Registration Statement on Form F-3 (File No. 333-280010)
Initially Filed June 6, 2024
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jayud Global Logistics Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement on F-3, as amended (the “Registration Statement”), so that it will become effective at 9:00 a.m. ET on July 3, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chairman of the Board, Director and Chief Executive Officer

cc:	Lawrence Venick, Esq.
Loeb & Loeb LLP